Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640
NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 12 DATED FEBRUARY 26, 2014
TO THE PROSPECTUS DATED MAY 6, 2013

This Supplement No. 12 supplements, and should be read in conjunction with, our prospectus dated May 6, 2013 as supplemented by Supplement No. 10 dated December 17, 2013 and Supplement No. 11 dated January 15, 2014. The purpose of this Supplement No. 12 is to disclose:

•	the status of our initial public offering; and

•	the origination of a first mortgage loan.
Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of February 25, 2014, we received and accepted subscriptions in our offering for 5.6 million shares, or $55.9 million, including 0.2 million shares, or $2.0 million, sold to an affiliate of NorthStar Realty Finance Corp., or our sponsor. As of February 25, 2014, 160.2 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on or before May 6, 2015, unless extended by our board of directors as permitted under applicable law and regulations.
Origination of a First Mortgage Loan
On February 20, 2014, we, through a subsidiary of our operating partnership, directly originated a $39.2 million senior loan, or the senior loan, secured by a multifamily property located in Norfolk, Virginia, or the property. We funded the senior loan with a combination of proceeds from our offering and an advance under our secured term credit facility with Citibank, N.A.
The property consists of a 225-unit, Class A multifamily property containing 14,800 square feet of ground-floor retail space and a 437-space covered parking garage. In total, the multifamily and retail components of the property contain 237,000 square feet. The property is managed by an affiliate of the borrower, an experienced real estate owner and operator that manages over 8,000 multifamily units located throughout the eastern United States.
The senior loan bears interest at a floating rate of 5.35% over the one-month London Interbank Offered Rate, or LIBOR, but at no point shall LIBOR be less than 0.25%, resulting in a minimum interest rate of 5.60%. We earned an upfront fee equal to 0.75% of the senior loan amount and will earn a fee equal to 1.0% of the outstanding principal balance of the senior loan at the time of repayment.
The initial term of the senior loan is 39 months, with two one-year extension options available to the borrower, subject to the satisfaction of certain performance tests and the payment of a fee equal to 0.25% of the amount being extended for the second one-year extension. The senior loan may be prepaid during the first 24 months, provided the borrower pays an additional amount equal to the greater of (i) the remaining interest due on the amount prepaid through month 24 and (ii) 1.0% of the amount prepaid. Thereafter, the senior loan may be prepaid in whole or in part without penalty. The loan agreement for the senior loan, or the senior loan agreement, requires the borrower to comply with various financial and other covenants. In addition, the senior loan agreement contains customary events of default (subject to certain materiality thresholds and grace and cure periods). The events of default are standard for agreements of this type and include, for example, payment and covenant breaches, insolvency of the borrower, the occurrence of an event of default relating to the collateral or a change in control of the borrower.
The property’s loan-to-value ratio, or LTV ratio, is approximately 85%. The LTV ratio is the amount loaned to the borrower net of reserves funded and controlled by us and our affiliates, if any, over the appraised value of the property at the time of origination.

1